Pacer Health Corporation
7759 N.W. 146th Street
Miami Lakes, Florida 33016
(305) 828-7660

October 12, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Pacer Health Corporation
Form SB-2 Registration Statement filed on January 13, 2004
File No. 333-111896

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Pacer Health Corporation (the “Registrant”) to withdraw the Registration Statement on Form SB-2, filed by the Registrant on January 13, 2004 (the “Registration Statement”).

No securities were sold in connection with the Registration Statement. The Registration Statement related primarily to the sales of shares to be purchased under a standby equity distribution agreement, which the Registrant has terminated and convertible debentures, which the Company has settled. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Rainier Gonzalez

Rainier Gonzalez
Chief Executive Officer